UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number: 001-35126

21Vianet Group, Inc.

Guanjie Building, Southeast 1st Floor
10# Jiuxianqiao East Road

Chaoyang District

Beijing 100016

The People’s Republic of China

(86 10) 8456 2121

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE AND INCORPORATION BY REFERENCE

This Form 6-K/A is being furnished solely to incorporate by reference the Form 6-K dated on November 24, 2020 (the “Original 6-K”) into the registrant’s Registration Statement on Form F-3 (File No. 333-240044) and into the related prospectus supplement filed with the Securities and Exchange Commission on August 5, 2020.

Other than as expressly set forth above, this Form 6-K/A does not, and does not purport to, amend, update or restate the information in any other item of the Original 6-K, or reflect any events that have occurred after the Original 6-K was originally furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

21Vianet Group, Inc.

By	:	/s/ Sharon Xiao Liu
Name	:	Sharon Xiao Liu
Title	:	Chief Financial Officer

Date: December 28, 2020

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
99.1*	Press Release dated November 24, 2020

* Previously filed